American Pension Investors Trust

2303 Yorktown Avenue

Lynchburg, Virginia 24501

September 14, 2007

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Greene, Esq.

Re:	American Pension Investors Trust

File Nos. 002-96538 and 811-04262; CIK 0000764859

Request for Withdrawal of Post-Effective Amendment Nos. 41, 42 and 43

Pursuant to Rule 477 under the Securities Act of 1933, as amended

Dear Mr. Greene:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), American Pension Investors Trust (the “Trust”) hereby requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
41	12/15/2006	485APOS	0001193125-06-254401
42	2/27/2007	485BXT	0001193125-07-041080
43	3/26/2007	485BXT	0001193125-07-064258

These Post-Effective Amendments relate to five new series of the Trust, the API All Equity Allocation Fund, API Growth Allocation Fund, API Balanced Allocation Fund, API Moderate Allocation Fund and API Conservative Allocation Fund. No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the offering of these series at this time. Accordingly, pursuant to Rule 477 under the Act, we request the withdrawal of Post-Effective Amendment Nos. 41, 42 and 43 to the Trust’s Registration Statement on Form N-1A.

Should you have any comments or questions, please feel free to contact the undersigned at (434) 846-1361. Thank you for your attention to this matter.

Sincerely,

/s/ David D. Basten
David D. Basten
President